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                                                                     EXHIBIT 2.2




                                   Nestle S.A.
                                55 Avenue Nestle
                                   1800 Vevey
                                   Switzerland




                                                                January 15, 2001




Nestle Holdings, Inc.
c/o Nestle USA, Inc.
800 North Brand Boulevard
Glendale, CA 91203

Ralston Purina Company
Checkerboard Square
St. Louis, MO 63164

Ladies and Gentlemen:

                  Reference is made to the Agreement and Plan of Merger (the "Merger Agreement"), dated January 15, 2001, among Nestle Holdings, Inc. ("Parent"), Newco Merger Company ("Sub") and Ralston Purina Company (the "Company"). Terms used but not defined herein shall have the meanings assigned thereto in the Merger Agreement.

                  In connection with the Merger and the other transactions contemplated by the Merger Agreement, Nestle S.A. ("Guarantor"), a corporation organized under the laws of Switzerland and parent of Parent, hereby irrevocably, absolutely and unconditionally guarantees the due, punctual and complete performance and payment (and not merely collection) in full of all obligations and liabilities of Parent and Sub under the Merger Agreement, as and when due and payable or required to be performed pursuant to any provisions of the Merger Agreement, subject to the terms and conditions thereof (the "Guaranteed Obligations"). To the fullest extent permitted by applicable law, Guarantor waives presentment to, demand of payment from and protest to any other person of any of the Guaranteed Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The obligations of Guarantor hereunder shall not be subject to any reduction, limitation,
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impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations, or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Guarantor's ability to assert any claims, defenses or other rights that Parent or Sub may have under the Merger Agreement.

                  In addition, Guarantor hereby makes the following representations and warranties:

                  1. Guarantor is duly organized, validly existing and in good standing under the laws of Switzerland and has all requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually and in the aggregate, is not reasonably expected to have a material adverse effect on the ability of Guarantor to perform its obligations under this letter agreement.

                  2. Guarantor has all requisite corporate power and authority to execute and deliver this letter agreement. The execution and delivery by Guarantor of this letter agreement has been duly authorized by all necessary corporate action on the part of Guarantor. Guarantor has approved this Agreement. Guarantor has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

                  3. Guarantor owns 100% of the issued and outstanding capital stock of Parent.

                  4. Other than as provided in Section 4.04 of the Merger Agreement, no Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Guarantor in connection with the execution, delivery and performance of this letter agreement.
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                  5. Parent will have available on the Closing Date sufficient funds to enable it to consummate the transactions contemplated by the Merger Agreement.

                  In addition, Guarantor hereby agrees to make (or cause to be made) such filings and take (or cause to be taken) such actions that would be required to be taken by Guarantor under Section 6.03 of the Merger Agreement, as though Guarantor were a party to the Merger Agreement and were substituted for Parent in such Section.

                  Sections 9.05, 9.06 and 9.08 of the Merger Agreement are incorporated by reference herein and made applicable hereto, provided that all references in such Sections to "this Agreement" shall be deemed to refer to this letter agreement. This letter agreement, taken together with the Merger Agreement, the Company Disclosure Letter and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and (ii) except as provided in the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies.

                  This letter agreement shall remain in full force and effect only so long as the Merger Agreement remains in full force and effect.
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                  If you agree with the foregoing, please execute a copy of this letter agreement and return one copy of this letter agreement to the undersigned.



                                        NESTLE S.A.,

                                        by:
                                               /s/  G. Baechler
                                             ----------------------------
                                             Name:  G. Baechler
                                             Title: Senior Vice President

Accepted and Agreed to:

NESTLE HOLDINGS, INC.,

by:
       /s/  Joe Weller
     ------------------------------
     Name:  Joe Weller
     Title: Chief Executive Officer
               and President

RALSTON PURINA COMPANY,

by:
       /s/  Stanley M. Rea
     ------------------------------
     Name:  Stanley M. Rea
     Title: Vice President and
               General Counsel